UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-112428

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWS AMERICA CONSOLIDATED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

News America Consolidated Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2012 and 2011

and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Consolidated Savings Plan

We have audited the accompanying statements of net assets available for benefits of News America Consolidated Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of News America Consolidated Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 24, 2013

News America Consolidated Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value
Mutual funds:
U.S. equity	$178,050,050	$156,576,882
International equity	23,010,303	18,951,930
Fixed income	45,736,404	38,700,198
Lifecycle	122,163,558	103,272,767
Brokerage link	9,323,853	7,091,520
Money market and treasury funds	62,802,653	66,049,884
News Corporation common stock	13,014,969	9,396,764

Total investments at fair value	454,101,790	400,039,945

Notes receivable from participants	7,234,800	7,283,511
Employee contribution receivable	378,483	363,306
Employer contribution receivable	5,109,169	5,121,359

Net assets available for benefits	$466,824,242	$412,808,121

See accompanying notes.

News America Consolidated Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Dividends and interest income	$11,744,389
Contributions:
Participants, including rollovers	24,724,325
Employer	16,064,152

Total contributions	40,788,477

Total additions	52,532,866

Deductions
Benefits paid to participants	38,150,071
Administrative fees	35,467

Total deductions	38,185,538

Net realized and unrealized appreciation in fair value of investments	39,668,793

Net increase	54,016,121

Net assets available for benefits:
Beginning of year	412,808,121

End of year	$466,824,242

See accompanying notes.

News America Consolidated Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the News America Consolidated Savings Plan (the “Plan”) provides general information about the Plan’s provisions. News America Incorporated (the “Company”) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. As of December 31, 2012, the Plan covered substantially all employees of the Company and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments that were invested by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as the “Trustees”) are responsible for the custody, record-keeping and investing of Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

401k Eligibility for all but New York Post Union Employees

All employees, with the exception of New York Post Union employees, age 21 or older paid on a salary basis are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Participants with a hire date on or after February 1, 2007 are automatically enrolled in the Plan at a contribution rate of 3% of their pretax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

New York Post Union Eligibility

With the exception of the Mailers Union, all New York Post employees who are members of the unions and have completed six months of service, along with the completion of 500 or more hours with the Company, are eligible to participate in the Plan. The Mailers Union requires the completion of one year of service, along with the completion of 50 or more shifts with the Company to be eligible to participate in the Plan.

HarperCollins Retirement Account (“RAP”) Eligibility

All employees of HarperCollins Publishers are eligible to receive a RAP contribution, provided they were hired prior to January 1, 2008, have attained the age of 21 and are scheduled to complete at least 1,000 hours of service within a 12-month period.

401k Contributions and Vesting for all but New York Post Union Employees

Each year, Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pretax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. The Plan also permits catch-up contributions up to the IRS maximum ($5,500 in 2012).

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. In addition, the Company makes a 2% non-elective contribution of eligible compensation for those hired on or after January 1, 2008.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Participants employed prior to January 1, 2008 will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements. The employer match vesting schedule was changed to two-year cliff vesting. If a participant was hired or rehired (by the Company or an affiliate) on or after January 1, 2008, he or she will vest in the Company matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

Eligibility to receive the 2% non-elective contribution extends to participants that (a) were hired or rehired on or after January 1, 2008, (b) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that does not maintain or contribute to an employer-sponsored defined benefit plan, or (c) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that maintains or contributes to an employer-sponsored defined benefit plan, in which the participant was not an active participant immediately prior to his or her transfer. Each participant shall have a fully 100% vested interest in his or her employer non-elective contribution account upon the attainment of three years of service.

The 2% non-elective contribution follows three-year cliff vesting, according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

Contributions and Vesting for New York Post Union

The Company contributes a profit sharing contribution to each eligible employee’s account based on each specific participating union’s bargaining agreement. Some of the unions are based on an amount per shift up to a maximum per week and per year. Other unions use a percentage of eligible pay up to an annual maximum. These contributions are independent to the employee’s deferral election and are immediately vested along with the earnings thereon.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting for HarperCollins Retirement Account

In addition to the participants’ 401k contributions, HarperCollins Publishers makes contributions to the Plan on behalf of eligible participating HarperCollins Publishers employees according to a specified table of percentages that is based on age and years of service. Participants are fully vested in the RAP pre-2008 contributions after completing their fifth year of service as defined in the Plan document. The RAP post-2008 contributions are vested after their third year of service as defined in the Plan document.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record his or her pretax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Forfeitures

Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the year ended December 31, 2012 were $1,106,502. Forfeitures of $693,469 were used to offset 2012 employer contributions. The total unallocated forfeitures amount in the Plan at December 31, 2012 and 2011 is $1,774,342 and $1,361,309, respectively.

Notes Receivable from Participants

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance, except for transferred assets from the HarperCollins Retirement Account Plan. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2012, interest rates ranged from 4.25% to 9.50%. Participants are required to repay outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, a qualified rollover to an IRA or another employer’s tax qualified retirement plan or an installment payment for retirees, subject to certain restrictions as defined in the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

Certain expenses incurred by the Plan are paid by the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options. Effective as of the market close on December 17, 2012, the News Corporation Class A and Class B Stock Funds were closed to new investments.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value measurements authoritative literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. See Note 4 for further discussion of fair value measurements.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates. All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
Fidelity Growth Company	$50,351,977	$42,531,958
PIMCO Total Return Institutional	45,736,404	38,700,199
Fidelity Freedom 2010	31,710,486	31,509,883
Spartan 500 Index Adv	63,985,804	48,798,961
Fidelity Institutional Money Market	61,518,599	64,566,178
MFS Value R4	27,002,874	23,822,512

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2012, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated as follows:

Year Ended December 31, 2012
UBS Self Directed Accounts	$31,294
BrokerageLink	990,492
AF Europac Growth R6	2,111,554
AF New Perspect R6	1,231,473
Allianz Small Cap Value Fund I	296,921
Fidelity Freedom 2000	75,599
Fidelity Freedom 2010	2,440,860
Fidelity Freedom 2015	363,356
Fidelity Freedom 2020	1,568,471
Fidelity Freedom 2025	968,979
Fidelity Freedom 2030	1,315,264
Fidelity Freedom 2035	759,313
Fidelity Freedom 2040	1,288,569
Fidelity Freedom 2045	676,045
Fidelity Freedom 2050	783,089
Fidelity Freedom 2055	19,921
Fidelity Freedom Income	76,392
Fidelity Growth Company K	6,588,078
Hartford Cap App Y	982,290
MSIF Small Cap Growth I	526,029
MSIF Midcap Growth I	933,811
MFS Value R4	3,144,243
News Corporation Stock Class A (nonvoting)	2,430,780
News Corporation Stock Class B (voting)	1,690,244
Perkins Mid Cp Val I	80,042
PIMCO Total Return Institutional	1,347,895
Spartan 500 Index Inst	6,848,553
Spartan Intl Ind Advan	99,236

$39,668,793

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The Plan classifies its investments as of December 31, 2012 and 2011 based upon a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). Mutual funds and common stock investments are stated at quoted market prices. Money market and treasury funds are valued at cost plus interest earned, which approximates fair value. As of December 31, 2012 and 2011, all investments have been classified as Level 1.

The Plan assesses the levels of the investments at each measurement date, and transfers between levels would be recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Plan’s accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2012 there were no transfers among levels.

5. Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Common Stock amounted to $13,014,969 and $9,396,764 as of December 31, 2012 and 2011, respectively. Such investments represented approximately 2.9% and 2.3% of the Plan’s total investments as of December 31, 2012 and 2011, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on August 14, 2012.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as the financial condition of News Corporation, interest rate, market volatility and credit risks. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the plan sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the plan sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $328,841,589 and $283,825,100 as of December 31, 2012 and 2011, respectively. Fees paid by the plan sponsor for the years ended December 31, 2012 and 2011 were not significant.

7. Tax Status

The Plan has received a determination letter from the IRS dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and the Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

8. Subsequent Events

In June 2012, the Company’s parent, News Corporation, announced its proposed separation into two distinct publicly traded companies, Twenty-First Century Fox, Inc. (“21st Century Fox”) and new News Corporation (“New News Corporation”). The separation is expected to occur on June 28, 2013, at which point, 21st Century Fox will be the parent of the Company. Furthermore, the Plan will be amended effective June 28 to provide for a transfer of accounts associated with employees of New News Corporation to a new plan, the NC Transaction, Inc. Savings Plan. New News Corporation will be the parent company of the NC Transaction, Inc. Savings Plan’s sponsor.

As a result of the planned separation, the Plan’s News Corporation Common Stock investments are expected to change as follows: The Plan’s investment in News Corporation Class A Common Stock and Class B Common Stock will effectively be known as 21st Century Fox Class A Common Stock and Class B Common Stock, respectively. For every four shares of 21st Century Fox Class A Common Stock or Class B Common Stock, the Plan will receive one share of New News Corporation Class A Common Stock or Class B Common Stock, respectively. The Plan will receive cash in lieu of any fractional shares of New News Corporation.

In November 2012 the Plan Sponsor announced that effective as of the market close on December 17, 2014, the Plan’s investment in 21st Century Fox Class A and Class B Common Stock and new News Corporation Class A and Class B Common Stock will be liquidated and the proceeds will be reinvested in the Plan’s default investment option.

Supplemental Schedule

News America Consolidated Savings Plan

EIN #13-3249610 Plan #006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2012

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Fidelity Held Assets
*	BrokerageLink	Various Self-Directed Investments	$9,323,853
	AF Europac Growth R6	343,310.019 Shares	14,137,507
	AF New Perspect R6	249,699.029 Shares	7,803,095
	Allianz Small Cap Value Fund I	413,312.722 Shares	12,374,583
*	Fidelity Freedom 2000	155,184.270 Shares	1,919,629
*	Fidelity Freedom 2010	2,245,785.138 Shares	31,710,486
*	Fidelity Freedom 2015	425,779.065 Shares	5,028,451
*	Fidelity Freedom 2020	1,388,103.728 Shares	19,863,764
*	Fidelity Freedom 2025	938,018.763 Shares	11,209,324
*	Fidelity Freedom 2030	999,417.567 Shares	14,221,712
*	Fidelity Freedom 2035	688,836.469 Shares	8,148,935
*	Fidelity Freedom 2040	1,524,964.728 Shares	12,596,209
*	Fidelity Freedom 2045	722,018.665 Shares	7,061,343
*	Fidelity Freedom 2050	807,744.901 Shares	7,786,661
*	Fidelity Freedom 2055	76,559.605 Shares	756,409
*	Fidelity Freedom Income	158,892.854 Shares	1,860,635
*	Fidelity Growth Company	539,793.920 Shares	50,351,977
*	Fidelity Institutional Money Market	61,518,598.790 Shares	61,518,599
	MFS Value R4	1,065,202.142 Shares	27,002,874
	MSIF Small Cap Growth I	352,079.044 Shares	4,985,439
	MSIF Midcap Growth I	507,746.009 Shares	17,639,096
*	News Corporation Stock Class A (nonvoting)	364,263.025 Shares	7,544,394
*	News Corporation Stock Class B (voting)	308,261.342 Shares	5,366,494
	Perkins Mid Cp Val I	80,144.175 Shares	1,710,277
	PIMCO Total Return Institutional	4,069,075.072 Shares	45,736,404
*	Spartan 500 Index Inst	1,267,296.568 Shares	63,985,804
*	Spartan Intl Ind Advan	31,204.820 Shares	1,069,701
*	Fidelity Institutional Cash Portfolio		178,328

	Total Fidelity Held Assets		452,891,983

	UBS Held Assets
*	News Corporation Stock Class A (non-voting)		104,081
	RMA Money Market Portfolio		197
	UBS Select Treasury		1,105,529

	Total UBS Held Assets		1,209,807

	Total Investments per Financial Statements		$454,101,790

*	Participant loans	Interest Rates 4.25% to 9.50%	$7,234,800

	Total Assets Held at End of Year		$461,336,590

*	Represents Party-in-Interest as defined by ERISA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA CONSOLIDATED SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Senior Vice President, Benefits,
News America Incorporated

Date: June 24, 2013

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP